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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                TELTRONICS, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)

                                    879698306
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                                 (CUSIP Number)

                                FEBRUARY 26, 1998
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             (Date of Event Which Requires Filing of this Statement)

          Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:
         [     ] Rule 13d-1(b)
         [     ] Rule 13d-1(c)
         [     ] Rule 13d-1(d)

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.  879698306

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1.       Name of Reporting Person and I.R.S. Identification Number

         Sirrom Capital Corporation -- Taxpayer I.D. No. 62-1583116

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2.       Check the Appropriate Row if a Member of a Group

         a.    N/A

         b.    N/A

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3.       SEC Use Only

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4.       Citizenship or Place of Organization

         Tennessee

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          Number of Shares Beneficially Owned by Each Reporting Person With:

5.       Sole Voting Power                1,799,091 shares of Common Stock,
                                          consisting of (i) 909,091 shares of
                                          Common Stock receivable upon
                                          conversion of voting Series B
                                          Convertible Preferred Stock, par value
                                          0.001 per share and (ii) 890,000
                                          shares of Common Stock receivable upon
                                          exercise of warrants to purchase
                                          Common Stock

6.       Shared Voting Power              N/A

7.       Sole Dispositive Power           1,799,091 shares of Common Stock,
                                          consisting of (i) 909,091 shares of
                                          Common Stock receivable upon
                                          conversion of voting Series B
                                          Convertible Preferred Stock,
                                          par value 0.001 per share and (ii)
                                          890,000 shares of Common Stock
                                          receivable upon exercise of warrants
                                          to purchase Common Stock

8.       Shared Dispositive Power         N/A

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9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,799,091 shares of Common Stock, consisting of (i) 909,091 shares of Common Stock receivable upon conversion of voting Series B Convertible Preferred Stock, par value 0.001 per share and (ii) 890,000 shares of Common Stock receivable upon exercise of warrants to purchase Common Stock


10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

         N/A

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11.      Percent of Class Represented by Amount in Row (9)

         34.5% of Common Stock

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12.      Type of Reporting Person

         IV

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ITEM 1(A).        NAME OF ISSUER:

                  Teltronics, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  2150 Whitfield Industrial Way
                  Sarasota, FL  34243

ITEM 2(A).        NAME OF PERSON FILING:

                  Sirrom Capital Corporation

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  500 Church Street, Suite 200
                  Nashville, Tennessee 37219

ITEM 2(C).        CITIZENSHIP/STATE OF ORGANIZATION:

                  Tennessee

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.001 per share

ITEM 2(E).        CUSIP NUMBER:

                  879698306

ITEM 3.           FILING PURSUANT TO RULE 13D-2(C):

                  This statement is filed pursuant to Rule 13d-2(c). The person filing is an Investment Company registered under section 8 of the Investment Company Act.

ITEM 4.           OWNERSHIP:

                  (a) Amount Beneficially Owned: 1,799,091 shares of Common Stock, consisting of (i) 909,091 shares of Common Stock receivable upon conversion of voting Series B Convertible Preferred Stock, par value 0.001 per share and (ii) 890,000 shares of Common Stock receivable upon exercise of warrants to purchase Common Stock

                  (b)      Percent of Class:  34.5% of Common Stock

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or direct the vote:
                                    1,799,091 (890,000 of which, only
                                    upon exercise)

                           (ii)     shared power to vote or to direct the vote:
                                    N/A

                           (iii)    sole power to dispose or to direct
                                    the disposition of: 1,799,091 (890,000 of which, only upon exercise)




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                           (iv)     shared power to dispose or to direct the
                                    disposition of:     N/A

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  N/A

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                  N/A.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  N/A.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  N/A.

ITEM 10. CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete, and correct.


Dated:  March 10, 1998                       SIRROM CAPITAL CORPORATION


                                            By:  /s/ Carl W. Stratton
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                                                 Carl W. Stratton, Chief
                                                   Financial Officer


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